Via Facsimile and U.S. Mail
Mail Stop 4720

December 15, 2009

Mr. Thomas E. Oland
President and Chief Executive Officer
Mr. Gregory J. Melsen
Chief Financial Officer
Techne Corporation
614 McKinley Place, NE
Minneapolis, Minnesota 55413-2610

Re: **Techne Corporation**
      Form 10-K for the Fiscal Year Ended June 30, 2009
      DEF 14A filed September 22, 2009
      File No. 000-17272

Dear Messrs. Oland and Melsen:

We have reviewed your filings and have the following comments. In our comments, we ask you to provide us with information to better understand your disclosure. Where a comment requests you to revise disclosure, the information you provide should show us what the revised disclosure will look like and identify the annual or interim filing, as applicable, in which you intend to first include it. If you do not believe that revised disclosure is necessary, explain the reason in your response. After reviewing the information provided, we may raise additional comments and/or request that you amend your filing.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the fiscal year ended June 30, 2009

Patents and Trademarks, page 7

1. If you have any patent or groups of related patents upon which you are substantially dependent, the patent or groups of patents should be identified. The discussion should identify the jurisdiction(s) where you have obtained patent protection; identify the product(s), product candidate(s), or technology that are

dependent on the patent(s); disclose when the patent(s) expire; and disclose whether you hold or license the patent(s).

Definitive Proxy Statement

Compensation Objectives, page 9

2. We note the discussion does not disclose how the Executive Compensation Committee determines whether your executive compensation program is competitive with the local market. Please provide us with draft disclosure for your 2010 proxy statement that describes, as may be applicable, specifically how this determination is made. The discussion should:

- identify compensation consultants and published surveys utilized;
- identify the members of any peer group selected for such comparison and the criteria used to select the peer members; and
- clarify whether the local market information is limited to other companies in your industry.

3. In addition, we note your reference to "… paying base salaries which are on the moderate side of being competitive in its industry." Please explain what this means and how it is measured. Your disclosure should be as specific as possible. Therefore, if the Executive Compensation Committee has a policy of paying your executive officers within a specified percentile range of the comparable salaries in your local market, please revise to disclose the specified range.

Performance-Based Bonus Plan, page 10

4. We note that bonus payments are based upon the Executive Compensation Committee's consideration of corporate goals and performance objectives and the qualitative performance of each officer during the previous year. The Compensation Discussion and Analysis does not disclose the budgeted revenues and earnings or the individual performance objectives the Executive Compensation Committee considered to determine your executive officers' bonus payments. Please provide us with draft disclosure for your 2010 proxy statement which provides the following:

- A more detailed specific description and quantification of each of the individual and corporate goals and performance objectives;
- Confirmation that you will discuss the achievement of the objectives; and
- A discussion of how the level of achievement will affect the actual bonuses to be paid.

To the extent that these criteria are quantified, the discussion in your proxy statement should also be quantified.

* * * * *

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your response to our comments and provide the requested information. Detailed letters greatly facilitate our review. Please furnish the letter to us via EDGAR under the form type label CORRESP.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in your letter, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

If you have any questions, please contact John Krug, Senior Counsel at (202) 551-3862, Suzanne Hayes, Branch Chief, at (202) 551-3675, Daniel Greenspan, Special Counsel, at (202) 551-3623, or me at (202) 551-3679.

Sincerely,

Jeffrey Riedler
Assistant Director